AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

AGENIX

SEC MAIL PROCESSING RECEIVED FEB 28 2007 WASH, D.C. 186 SECTION

SEC#82-5258

20 February 2007

07021442

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange on 13, 14 and 19 February 2007.

We are providing a copies of the announcements by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

PROCESSED
MAR 06 2007
THOMSON
FINANCIAL

Tony Finn
Joint Company Secretary

AGENIX

Company Announcement

13 February 2007

Final ThromboView® Phase II DVT Report Confirms Strong Efficacy

Agenix has today announced final safety and efficacy results for its *in vivo* imaging agent ThromboView® from the Phase II Diagnostic Accuracy in Deep Vein Thrombosis (DVT) study.

These results are highly promising and show strong signs of efficacy, both for ruling-in and ruling-out thrombotic disease in patients with signs and symptoms of proximal DVT (clots in the thigh).

In brief:

- With regard to sensitivity, ThromboView® was able to detect clots in the thigh in 89% of cases when read at the 3 hour timepoint.
- Concerning specificity, for patients who were symptomatic but DVT negative, ThromboView® confirmed the absence of clots in >95% of all patients at the 3 hour timepoint.
- Overall accuracy for proximal DVT was 92% and 77% for any DVT (thigh and calf combined).
- ThromboView® was well-tolerated with no attributable serious adverse events.
- Further optimization of imaging protocols is proposed, particularly relating to the blood pool acquisition, which may allow greater identification of clot in all regions of the leg, including the calf.
- The results met pre-determined corporate criteria for ongoing product commercialisation.

The study, which recruited 91 patients, was conducted at 11 sites throughout Canada and the USA and led by Principal Investigators, Drs. Jeff Ginsberg and Jim Douketis from McMaster University, Hamilton.

The results will be repórted in full at the upcoming International Society of Thrombosis and Haemostasis meeting in Geneva, July 6-12, 2007. Interim results have previously been announced.

Mr. Neil Leggett, CEO and Managing Director of Agenix, stated: "The analysis of the full results from this study has confirmed the positive results we reported at the interim analysis. Combined with our recent Phase Ib Pulmonary Emboli (PE) data, we have now shown that ThromboView® can image clots in both the legs and lungs. We plan to take the learnings from this study and apply them to later stage studies in the indication in which potential partners have most interest, PE."

"Whilst potential partners have most commercial interest in the imaging of PE, the results of the DVT study are extremely important, as a product which can image both PE and DVT is attractive to them," he said.

"We are currently working on a clinical trial design for a Phase II PE study, which, subject to FDA approval, will commence patient recruitment mid-year. We will provide further details as the trial design is completed", Mr Leggett continued.

Imaging protocols used in the DVT study allowed an assessment of efficacy at different imaging time points (60 mins and 180 mins), with or without reference to a blood-pool image (taken at 15 mins). The comparator used in the study, a radiographic technique known as contrast venography, is no longer in common use but is the designated reference method required by FDA.

Study results showed that ThromboView® had highest diagnostic accuracy when images were read at the later timepoint (3 hours) and these images were better able to identify clot located in the thigh (see table).

Image Set	**Any DVT** (distal & proximal) **Sensitivity (%)**	**Any DVT** (distal & proximal) **Specificity (%)**	**Proximal DVT Sensitivity (%)**	**Proximal DVT Specificity (%)**
180 min	72.0	66.7	88.9	72.0
15 + 180 min	59.3	96.2	84.2	96.7

More detailed information about the trial is provided in the summary attached.

END

For more information contact:

Mr Neil Leggett
CEO and Managing Director
Agenix Limited
Ph: + 61 7 3370 6310

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY**] is a biotechnology company based in Brisbane, Australia. Through its wholly owned subsidiary, Agen Biomedical Ltd, the company has a strategic goal of building and developing a pipeline of therapeutic protein/monoclonal antibody-based products.

Agen Biomedical's lead candidate is its high-technology blood clot-imaging agent, ThromboView®,which has been undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radio-labelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd.

www.agenix.com

TRIAL SUMMARY

About the trial

Name of Trial	CAN/US-001-II-DVT
Trial Design	Multi-center, phase 2, prospective cohort trial investigating the accuracy of ThromboView® (0.5 mg protein dose) in patients with suspected initial/recurrent DVT and a moderate/high clinical likelihood for DVT
Study Population	18 yrs and older presenting with suspected DVT, evaluable venography, completed 7-day safety visit
Blinding	Images were read by trained readers (venography and ThromboView) blinded to the clinical outcome of the patientComparator Contrast venography
No of Subjects	91 enrolled, 82 imaged, 66 evaluable
Trial location	11 sites in USA and Canada
Primary Endpoints	Estimates of sensitivity and specificity of ThromboView® in confirmed and excluded initial DVT
Secondary Endpoints	Estimates of sensitivity and specificity of ThromboView® in confirmed and excluded recurrent DVT Sensitivity and specificity at 1 and 3 hr imaging timepoints Sensitivity and specificity for distal and proximal disease

The DVT study was primarily designed to assess the diagnostic accuracy of radiolabeled ThromboView® in detection of proximal DVT (clot in the thigh), distal DVT (clot in the calf), and all DVT (thigh and calf combined). The analysis was conducted by leg region in order to assess the efficacy of ThromboView® in patients with different risk profiles for clot embolisation (precursor to pulmonary embolism). Clots located in the calf are usually much smaller and less prone to embolisation than clots located in the thigh. Although about 15% of calf clots will propagate and become proximal DVT, current management of small clots in the calf does not routinely involve anticoagulation therapy, as these clots will often spontaneously lyse. It is therefore important to fully understand the imaging capability and diagnostic accuracy where clinical management is most likely to be affected i.e. in proximal DVT.

Trial Results

Of 82 image sets, 66 were considered evaluable for the analysis. 16 image sets were assessed as non-evaluable by venography, 9 were assessed as non-evaluable by ThromboView® (4 of these included in the venography exclusions above). Poor

intraluminal filling of veins with contrast agent rendered many leg segments non-evaluable, leading to a relatively high proportion of excluded venograms. Non-adherence to the prescribed imaging protocol was responsible for most non-evaluable ThromboView® cases. Of 71 evaluable ThromboView® image sets, 86% were rated as either good or fair by readers for image quality assessment.

ThromboView® Sensitivity and Specificity
All time points
Any DVT/Proximal DVT

Image Set	**Any DVT** (distal & proximal) **Sensitivity (%)**	**Any DVT** (distal & proximal) **Specificity (%)**	**Proximal DVT Sensitivity (%)**	**Proximal DVT Specificity (%)**
60 min	37 (22-56)	77 (58-89)	42 (23-64)	86 (69-95)
180 min	**72** (52-86)	67 (45-83)	**89 (67-97)**	72 (52-86)
15 + 60 min	11 (3.9-28)	100 (87-100)	16 (5.5-38)	100 (88-100)
15 + 180 min	59 (41-76)	**96** (81-99)	84 (62-95)	**97 (83-99)**

Insufficient patients with suspected recurrent disease were recruited to the study prior to closure to make a confident prediction of efficacy.

The 3 hour imaging timepoint was the most appropriate for diagnostic assessment.

Isolated or single images gave the best estimate of sensitivity for detection of any DVT, but particularly proximal DVT, whilst paired image reads offered the best estimate of specificity for excluding any DVT or proximal DVT.

END

AGENIX

Company Announcement

14 February 2007

Agenix to Acquire Chinese Bio-Pharmaceutical Group

Strong Revenue Flows Expected This Calendar Year

Agenix has announced that it has signed a binding heads of agreement to acquire a private Chinese bio-pharmaceutical company, which has a pipeline of products in development, for RMB49 million (A$8.1 million) in cash and up to RMB51 million (A$8.4 million) in the form of Agenix shares over the next two or more years if performance milestones are achieved.

A share and options grant will also be made to the vendor shareholders.

The most developed of the product pipeline is an anti-hepatitis B virus ("HBV") drug which has successfully completed Phase III clinical trials. The product is expected to be market launched later this calendar year subject to final approval being received from the State Food and Drug Administration of the People's Republic of China ("SFDA").

The HBV drug is the result of a collaboration by the company with one of the major medical universities in China and support from one of the major infectious disease hospitals in China. The company Agenix is seeking to acquire holds all commercialization rights in relation to this product. The market for the drug in China alone is large, with over 35 million people infected with the disease. The hospital collaborating on this project has 7,000 outpatients per day with the disease.

The Chinese company is projecting revenue from China in the first 12 months of sale of the HBV drug post market launch in excess of RMB50 million (A$8.3 million), rising to RMB240 million (A$40.0 million) within 5 years. This is not a generic product and gross profit margins are high, with net profit from product sales in China projected by the company to generate RMB30 million (A$5 million) in the second year after launch, rising to over RMB72 million (A$12 million) in the fifth year after launch.

Mr Ravi Govindan, Chairman of Agenix, stated: "The Agenix Board and advisers have considerable familiarity with and expertise in doing deals and running businesses in China. There are significant opportunities there. The Agenix Board believes we have the ability to build on the platform established by this transaction to

look for other products in development in China which have short lead times to market launch and commencement of revenue generation."

As a result of the deal, which is subject to shareholder approval at an extraordinary general meeting to be called on 11 April 2007, Agenix gets access to:

- The anti-hepatitis B drug referred to above which is patent-protected and has Chinese government support.
- The potential to market the drug in Indonesia, Korea and Vietnam.
- An existing product pipeline of other proprietary products in pre-clinical development, including:
    - An additional hepatitis B virus drug
    - A drug showing efficacy against HIV
    - A drug showing efficacy against colon cancer
    - A drug showing efficacy against liver cancer
- A research collaboration agreement with one of the major medical universities in China, giving the company access to future research on gastrointestinal diseases.
- A GMP manufacturing facility licensed to manufacture tablets, drugs, granules, aerosols and oral solutions. This facility has capacity to manufacture 50 million tablets per annum, well above manufacturing requirements for the HBV drug. The under-utilised capacity could be used for other projects.
- A distribution agreement with a Chinese medical distributor which has access to over 6,000 Chinese hospitals.
- A management team which has more than 50 years' accumulated bio-pharmaceutical drug development and marketing expertise gained in global pharmaceutical companies.
- An existing scientific advisory board with enormous expertise in infectious and gastrointestinal conditions.

Mr. Neil Leggett, CEO and Managing Director of Agenix, stated: "We have negotiated a deal which we believe will generate considerable value to the company. The full extent of that value will be made clear as we work with the existing strong China management team on product launch and product development initiatives over the coming months."

Full details of the consideration for the acquisition are:

- Cash of RMB49 million (A$8.1 million).
- Options over Agenix shares will also be issued over the following 2 or more years if performance milestones are reached. Milestones relate to achievement of revenue, profit and clinical development targets. The total value of the milestones is RMB51 million (A$8.4 million). The number of options to be issued if a milestone is achieved will be based on the Agenix share price for the 10 trading days prior to the achievement of the milestone, but shall not be less than A$0.16.
- The granting of the equivalent of RMB35 million (A$5.8 million) in shares in Agenix to the vendor shareholders to be fully financed by a loan from Agenix at 8% interest per annum. The price per Agenix share will be A$0.16 for the first RMB20 million (A$3.3 million). The price per share for the remaining RMB15 million (A$2.5 million) will be the weighted average share price for

the 10 trading days prior to the date of approval by Agenix shareholders and shall be a minimum of A$0.16 per share and a maximum of A$0.30 per share.

- The granting of 15 million options over shares in Agenix with 3 year vesting periods and 6 years to expiry with exercise prices ranging from A$0.30 to A$0.70.

Further and more detailed information will be provided in the documents to be forwarded to shareholders prior to the extraordinary general meeting.

Agenix will be seeking shareholder approval as required by the ASX Listing Rules to raise capital to fund both the acquisition and ongoing working capital or as may otherwise be required by ASX. The amount of and structure of the capital raising is still being evaluated. However, as a guide, the capital raising is likely to consist of a rights issue, shareholder purchase plan and placement. The amount to be raised is likely to be approximately A$15 million to A$20 million.

The level of share ownership by the vendor shareholders immediately after the settlement of the acquisition and the capital raising depends on the Agenix share price for the 10 trading days prior to the date of the extraordinary general meeting. The higher the Agenix share price (up to a maximum A$0.30) the lower the percentage of the company owned by the vendor shareholders. The ownership percentage of Agenix by the vendor shareholders immediately after settlement, taking into account this consideration, is likely to be between 7.3% and 10.0%.

On the achievement of milestones over the next three years, the ownership percentage of Agenix by the vendor shareholders taking into account additional equity consideration but ignoring any new capital raising during that period, would be between 13.5% and 20.0%.

END

For more information contact:

Mr Neil Leggett
CEO and Managing Director
Agenix Limited
Ph: + 61 7 3370 6310

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY**] is a biotechnology company based in Brisbane, Australia. Through its wholly owned subsidiary, Agen Biomedical Ltd, the company has a strategic goal of building and developing a pipeline of therapeutic protein/monoclonal antibody-based products.

Agen Biomedical's lead candidate is its high-technology blood clot-imaging agent, ThromboView®,which has been undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radio-labelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd.

www.agenix.com

AGENiX

19 February 2007

CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER
FORM 604

Attached is a notice of change of interests of substantial holder dated 16 February 2007.

Tony Finn
Joint Company Secretary

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY]** is a biotechnology company based in Brisbane, Australia. Through its wholly owned subsidiary, Agen Biomedical Ltd, the company has a strategic goal of building and developing a pipeline of therapeutic protein/monoclonal antibody-based products.

Agen Biomedical's lead candidate is its high-technology blood clot-imaging agent, ThromboView®,which has been undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radio-labelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd.

www.agenix.com

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme AGENIX LTD

ACN/ARSN 009 213 754

1. Details of substantial holder(1)

Name PACIFIC SUPERANNUATION PTY LTD ATF THE PACIFIC SUPERANNUATION FUND (PSF)

ACN/ARSN (if applicable) 009 172 938

There was a change in the interests of the substantial holder on 14/2/07

The previous notice was given to the company on 16/5/06

The previous notice was dated 16/5/06

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORDINARY	10,791,794	5.08%	14,000,000	6.59%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
14/2/07	PSF	INCREASE IN VOTING POWER	AVERAGE PRICE $0.16	ORDINARY 3,208,206	1.51%

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
PSF	PACIFIC SUPERANNUATION PTY LTD	PSF	HOLDER	14,000,000	6.59%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A.	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
PACIFIC SUPERANNUATION	PO BOX 1495 CLAYTON SOUTH VIC 3169.
PTY LTD	

Signature

print name PETER McNAMARA. capacity DIRECTOR.

sign here date 16 / 2 / 2007.

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

- (a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and
- (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

END